Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

VIA EDGAR

November 9, 2018

Chad Eskildsen

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Form N-14 8C/As for Eaton Vance Municipal Bond Fund (the “Municipal Bond Acquiring Fund”) (1933 Act File No. 333-227659) and Eaton Vance Municipal Income Trust (the “Municipal Income Acquiring Trust”) (1933 Act File No. 333-227660) (each, a “Registrant” and together, the “Registrants”)

Dear Mr. Eskildsen:

This letter responds to your comment provided to the undersigned via telephone on November 8, 2018 in connection with your review of the Registrants’ proxy statements/registration statements on Form N-14 8C/A (each, a “Registration Statement” and together, the “Registration Statements”) filed under the Securities Act of 1933, as amended (the “1933 Act”), on November 7, 2018 (Municipal Bond Acquiring Fund Accession No. 0000940394-18-001757 and Municipal Income Acquiring Trust Accession No. 0000940394-18-001758).

We have reproduced your comment below and immediately thereafter have provided the Registrants’ response. As we discussed, the response will be reflected in a filing pursuant to Rule 497 under the 1933 Act for each Registration Statement.

1.    Please replace the pro forma financial statements with those dated March 31, 2018 and May 31, 2018 for the Municipal Bond Acquiring Fund and the Municipal Income Acquiring Trust, respectively.

Response: The requested change will be made.

Please contact the undersigned at (617) 672-6170 if you have any questions concerning the foregoing.

Very truly yours,

  /s/ Jill R. Damon

Jill R. Damon, Esq.

Vice President